ChromaDex Corporation

10005 Muirlands Boulevard, Suite G

Irvine, California 92618

September 12, 2011

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

ChromaDex Corporation
Preliminary Proxy Statement

Filed August 29, 2011

Registration No. 000-53290

Dear Sir or Madam:

With respect to the above-referenced Preliminary Proxy Statement, ChromaDex Corporation (the “Company”) acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the above-referenced Preliminary Proxy Statement.

We request that we be notified of conclusion of the Commission’s review by letter to Matthew O’Loughlin of Manatt, Phelps & Phillips, LLP.

Sincerely,

CHROMADEX CORPORATION

By: /s/ TOM VARVARO

       Tom Varvaro

       Chief Financial Officer